SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 8)(1)

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37935Y107
                                 --------------
                                 (CUSIP Number)

                                    Copy to:

                                      Stephen A. Cohen, Esq.
Woodland Partners                     Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                      750 Lexington Avenue
Brookville, New York 11545            New York, New York 10022
Telephone (516) 626-3070              Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 October 1, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                        (Continued on following page(s))

--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 -1 of 35 Pages-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Woodland Partners

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                151,668 shares                               2.1%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 486,450 shares                               6.6%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  151,668 shares                               2.1%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             486,450 shares                               6.6%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      638,118 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          8.6%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -2 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Barry Rubenstein

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                297,781 shares                               4.1%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,857,004 shares                            23.4%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  297,781 shares                               4.1%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,857,004 shares                            23.4%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      2,154,785 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         26.8%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -3 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                               Marilyn Rubenstein

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                 26,667 shares                               0.4%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 611,451 shares                               8.2%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                   26,667 shares                               0.4%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             611,451 shares                               8.2%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      638,118 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          8.6%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -4 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                    The Rubenstein Family Limited Partnership

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                 10,000 shares                               0.1%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 628,118 shares                               8.4%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                   10,000 shares                               0.1%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             628,118 shares                               8.4%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      638,118 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          8.6%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -5 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
               The Marilyn and Barry Rubenstein Family Foundation

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                10,334 shares                                0.1%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 627,784 shares                               8.4%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  10,334 shares                                0.1%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             627,784 shares                               8.4%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      638,118 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          8.6%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    OO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -6 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                              Woodland Venture Fund

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                108,334 shares                               1.5%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 529,784 shares                               7.1%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  108,334 shares                               1.5%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             529,784 shares                               7.1%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      638,118 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          8.6%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -7 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                 Seneca Ventures

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                33,334 shares                                0.5%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 604,784 shares                               8.1%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  33,334 shares                                0.5%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             604,784 shares                               8.1%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      638,118 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          8.6%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -8 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                             Woodland Services Corp.

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 638,118 shares                               8.6%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             638,118 shares                               8.6%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      638,118 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          8.6%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -9 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Brian Rubenstein

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 10,334 shares                                0.1%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             10,334 shares                                0.1%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      10,334 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          0.1%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -10 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                             Wheatley Partners, L.P.

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                1,414,805 shares                            18.3%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 101,862 shares                               1.4%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  1,414,805 shares                            18.3%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             101,862 shares                               1.4%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,516,667 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         19.5%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -11 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                         Wheatley Foreign Partners, L.P.

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                101,862 shares                               1.4%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,414,805 shares                            18.3%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  101,862 shares                               1.4%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,414,805 shares                            18.3%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,516,667 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         19.5%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -12 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                             Wheatley Partners, LLC

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,516,667 shares                            19.5%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,516,667 shares                            19.5%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,516,667 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         19.5%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    OO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -13 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                            Wheatley Management Ltd.

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization             Cayman Islands, B.W.I.

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,516,667 shares                            19.5%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,516,667 shares                            19.5%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,516,667 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         19.5%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -14 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Irwin Lieber

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                66,667 shares                                0.9%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,516,667 shares                            19.5%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  66,667 shares                                0.9%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,516,667 shares                            19.5%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,583,334 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         20.2%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                   IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -15 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                 Barry Fingerhut

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
               7         Sole Voting Power
    Number of                66,667 shares                                0.9%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,516,667 shares                            19.5%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  66,667 shares                                0.9%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,516,667 shares                            19.5%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,583,334 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         20.2%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -16 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                   Seth Lieber

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,516,667 shares                            19.5%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,516,667 shares                            19.5%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,516,667 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         19.5%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -17 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                 Jonathan Lieber

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,516,667 shares                            19.5%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,516,667 shares                            19.5%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,516,667 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                         19.5%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                   IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -18 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Matthew A. Smith

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 0 shares                                       0%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             0 shares                                       0%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                    0 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                            0%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -19 of 35-

CUSIP
No.   37935Y107                         13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                               Rebecca Rubenstein

--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*          OO

--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                       0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 10,334 shares                                0.1%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                       0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             10,334 shares                                0.1%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                  10,334 shares

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                             |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
                                                                          0.1%

--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -20 of 35-

         This statement, dated October 1, 1998 constitutes Amendment No. 8 to the Schedule 13D, dated February 1, 1995, regarding the reporting persons ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

         The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment No. 8 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Accordingly, it shall refer only to information which has materially changed since the filing of the Schedule.

         The information contained herein gives effect to a one-for-three reverse stock split effected in March 1997.

ITEM 1.           Security and the Issuer.

                  (f) Option, exercisable as of February 14, 1996, expiring February 14, 2001, entitling the holder thereof to purchase up to an aggregate of 33,334 shares of Common Stock at $14.25 per share, was replaced with an option, exercisable through February 14, 2001, at $6.563 per share, subject to adjustment in certain circumstances (the "Option").

                  (g) Option, exercisable as of February 14, 1997, expiring February 14, 2002, entitling the holder thereof to purchase up to an aggregate of 25,000 shares of Common Stock at an exercise price of $9.00 per share, was replaced with an option, exercisable through February 14, 2002, at 6.563 per share, subject to adjustment in certain circumstances (the "1997 Consulting Option").

                  (h) Option, exercisable as of September 1, 1998 expiring April 2, 2003, entitling the holder thereof to purchase up to an aggregate of 50,000 shares of Common Stock at an exercise price of $7.125 per share, subject to adjustment in certain circumstances (the "1998 Option").

ITEM 2.           Identity and Background.

         4. (a) The Marilyn and Barry Rubenstein Family Foundation, an organization which is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

                  (b)      Address:         68 Wheatley Road
                                            Brookville, New York 11545

                  (c)      Principal Business:       Charitable Foundation
                  (d)      No.


                                   -21 of 35-

                  (e)      No.

                      Barry Rubenstein, Marilyn Rubenstein, Brian Rubenstein, and effective as of July 1, 1997, Rebecca Rubenstein are the Trustees of the Foundation.

         17. (a) Matthew A. Smith, formerly a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign, resigned as a member and a Vice President of Wheatley LLC effective June 30, 1998.

                  (b)      Address:         80 Cuttermill Road
                                            Great Neck, New York 11021

                  (c)      Principal Occupation:     Investments.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship:     United States.

         18.      (a)      Rebecca Rubenstein, one of the Trustees of The
Marilyn and Barry Rubenstein Family Foundation.

                  (b)      Address:         300 East 75th Street
                                            New York, New York 10021

                  (c)      Principal Occupation:     Teacher
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship:     United States

                      Rebecca Rubenstein is the daughter of Barry Rubenstein and Marilyn Rubenstein.

ITEM 3.           Source and Amounts of Funds or Other Consideration.

         Wheatley Partners used $898,849 of working capital and other funds to purchase 553,138 shares of Common Stock.

         Wheatley Foreign used $76,151 of working capital and other funds to purchase 46,862 shares of Common Stock.




                                   -22 of 35-

ITEM 4.           Purpose of Transaction.

                  The reporting persons acquired their securities for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           Interests in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 5,991,772 shares of Common Stock outstanding per the Issuer's Form 10-Q for the quarter ended June 30, 1998, and the private placement of 1,198,000 shares of the Issuer's Common Stock on October 1, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of October 1, 1998:

                                    Shares of           Percentage of Shares
                                  Common Stock             of Common Stock
Name                           Beneficially Owned(1)    Beneficially Owned(1)

Woodland Partners                    638,118(2)                   8.6%
Barry Rubenstein                   2,154,785(3)                  26.8%
Marilyn Rubenstein                   638,118(4)                   8.6%
The Rubenstein Family
  Limited Partnership                638,118(5)                   8.6%



--------
    *    Less than 1%.

  (1) Includes shares of Common Stock issuable upon the exercise of the Warrants, the Offering Warrants, Conversion Warrants, the Option, 1997 Consulting Option, the Private Placement Warrants, the 1997 Warrants, and the 1998 Option.
   (2) Includes 66,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 13,334 shares of Common Stock issuable upon exercise of the Offering Warrants. Woodland Partners disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.
   (3) Includes 68,057 shares of Common Stock owned individually by Barry Rubenstein, 103,333 shares of Common Stock held in his IRA Rollover account, 18,057 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 33,334 shares of Common Stock issuable upon the exercise of the Option, 25,000 shares of Common Stock issuable upon the exercise of the 1997 Consulting Option, and 50,000 shares of Common Stock issuable upon the exercise of the 1998 Option. Mr. Rubenstein disclaims beneficial ownership of the rest of the securities except to the extent of his equity interest therein.
   (4) Includes 26,667 shares of Common Stock owned individually by Marilyn Rubenstein. Mrs. Rubenstein disclaims beneficial ownership of the rest of the securities except to the extent of her equity interest therein.
   (5) Includes 10,000 shares of Common Stock owned individually by the Rubenstein Partnership. The Rubenstein Partnership disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.


                                   -23 of 35-

The Marilyn and Barry Rubenstein
  Family Foundation                              638,118(6)             8.6%
Woodland Venture Fund                            638,118(7)             8.6%
Seneca Ventures                                  638,118(8)             8.6%
Woodland Services Corp.                          638,118(9)             8.6%
Brian Rubenstein                                  10,334(10)(13)          *
Wheatley Partners, L.P.                        1,516,667(11)           19.5%
Wheatley Foreign Partners, L.P.                1,516,667(12)           19.5%
Wheatley Partners, LLC                         1,516,667(13)           19.5%
Wheatley Management Ltd.                       1,516,667(13)           19.5%
Irwin Lieber                                   1,583,334(13)(14)       20.2%
Barry Fingerhut                                1,583,334(13)(15)       20.2%
Seth Lieber                                    1,516,667(13)           19.5%
Jonathan Lieber                                1,516,667(13)           19.5%
Matthew A. Smith                                       0                0.0%
Rebecca Rubenstein                                10,334(10)(13)          *


--------
   (6) Includes 10,334 shares of Common Stock owned by the Foundation. The Foundation disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.
   (7) Includes 33,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 75,000 shares of Common Stock owned by the Fund. The Foundation disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.
   (8) Includes 33,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants. Seneca disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.
   (9) Services disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.
  (10)   Consists of 10,334 shares of Common Stock owned by the Foundation.
  (11) Includes 866,472 shares of Common Stock, 313,333 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 235,000 shares of Common Stock issuable upon the exercise of the 1997 Warrants. Wheatley disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.
  (12) Includes 66,862 shares of Common Stock, 20,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 15,000 shares of Common Stock issuable upon the exercise of the 1997 Warrants. Wheatley Foreign disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.
  (13) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity interest therein.
  (14) Includes 66,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Irwin Lieber.
  (15) Includes 66,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Barry Fingerhut.


                                   -24 of 35-

                  (b) Woodland Partners has sole power to vote and to dispose of 151,668 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants, the Offering Warrants and the Private Placement Warrants), representing approximately 2.1% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 486,450 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Private Placement Warrants, the Option, the 1997 Consulting Option and the 1998 Option), representing approximately 6.6% of the outstanding Common Stock.

                      Barry Rubenstein, by virtue of being a general partner of Woodland Partners, the Rubenstein Partnership, the Fund and Seneca, a trustee of the Foundation, a member and an officer of Wheatley LLC, and husband of Marilyn Rubenstein, may be deemed to have shared power to vote and to dispose of 1,857,004 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants, the Offering Warrants and the 1997 Warrants) representing approximately 23.4% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 297,781 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Option, the 1997 Consulting Option and the 1998 Option), representing approximately 4.1% of the outstanding Common Stock.

                      Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners and the Rubenstein Partnership, a trustee of the Foundation, and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 611,451 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants, the Conversion Warrants, the Offering Warrants, the Option, the 1997 Consulting Option and the 1998 Option), representing approximately 8.2% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and to dispose of 26,667 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

                      The Rubenstein Partnership has the sole power to vote and to dispose of 10,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 628,118 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants, the Conversion Warrants, the Offering Warrants, the Option, the 1997 Consulting Option and the 1998 Option), representing approximately 8.4% of the outstanding Common Stock.

                      The Fund has sole power to vote and to dispose of 108,334 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 529,784 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option, the 1997 Consulting Option and the 1998 Option), representing approximately 7.1% of the outstanding Common Stock.

                      Seneca has sole power to vote and to dispose of 33,334 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 0.5% of the outstanding Common Stock, and may be deemed to have


                                   -25 of 35-
shared power to vote and to dispose of 604,784 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option, the 1997 Consulting Option and the 1998 Option), representing approximately 8.1% of the outstanding Common Stock.

                      The Foundation has sole power to vote and dispose of 10,334 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 627,784 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option, the 1997 Consulting Option and the 1998 Option), representing approximately 8.4% of the outstanding Common Stock.

                      Services may be deemed to have shared power to vote and to dispose of 638,118 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants, the Option, the 1997 Consulting Option and the 1998 Option), representing approximately 8.6% of the outstanding Common Stock.

                      Brian Rubenstein, by virtue of being a trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 10,334 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

                      Rebecca Rubenstein, by virtue of being a trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 10,334 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

                      Wheatley Partners, L.P. has sole power to vote and to dispose of 1,414,805 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 18.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 101,862 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 1.4% of the outstanding Common Stock.

                      Wheatley Foreign Partners, L.P. has sole power to vote and to dispose of 101,862 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 1.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 1,414,805 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 18.3% of the outstanding Common Stock.

                      Wheatley Partners, LLC may be deemed to have shared power to vote and to dispose of 1,516,667 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 19.5% of the outstanding Common Stock.


                                   -26 of 35-

                      Wheatley Management Ltd. may be deemed to have shared power to vote and to dispose of 1,516,667 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 19.5% of the outstanding Common Stock.

                      Irwin Lieber, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 1,516,667 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 19.5% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 66,667 shares of Common Stock (which consists of shares issuable upon the exercise of the Private Placement Warrants), representing approximately 0.9% of the outstanding Common Stock.

                      Barry Fingerhut, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 1,516,667shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately19.5% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 66,667 shares of Common Stock (which consists of shares issuable upon the exercise of the Private Placement Warrants), representing approximately 0.9% of the outstanding Common Stock.

                      Seth Lieber, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 1,516,667 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 19.5% of the outstanding Common Stock.

                      Jonathan Lieber, by virtue of being a member and an officer of Wheatley LLC, may be deemed to have shared power to vote and to dispose of 1,516,667 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants and the 1997 Warrants), representing approximately 19.5% of the outstanding Common Stock.

                  (c) The following is a description of all transactions in the securities of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected from August 1, 1998 through October 1, 1998, inclusive:

Name of Shareholder                 Purchase Date             Number of Shares               Price per Share
-------------------                 -------------             ----------------               ---------------

Wheatley Partners                   October 1, 1998                 553,138                        $1.625

Wheatley Foreign                    October 1, 1998                  46,862                        $1.625
   Partners

         Wheatley Partners and Wheatley Foreign Partners acquired the shares of Common Stock in a private offering by the Issuer.



                                   -27 of 35-

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not applicable.


ITEM 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  (j) Each of Barry Rubenstein, Marilyn Rubenstein, the Foundation, Woodland Partners, the Fund, Seneca Ventures, Wheatley Partners and Wheatley Foreign Partners entered into a lock-up agreement, each dated June 10, 1997 (the "Lock-up Agreement"), with GKN Securities Corp., the managing underwriter of the public offering of 2,875,000 shares of the Issuer's Common Stock (including 375,000 shares of Common Stock issued upon the exercise of the over-allotment option). The Lock-up Agreement prohibits the sale, transfer or disposal of shares of Common Stock held directly or beneficially by such shareholders for a period of 12 months, commencing on the effective date of the Issuer's Registration Statement, without the prior written consent of the Underwriter.

                  The Lock-up Agreement also provides that for a period of five years, commencing on the effective date of the Registration Statement, the Underwriter shall have the right to purchase for its account or to sell for the account of such shareholders any shares of Common Stock sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

                  None of the shares of Common Stock included in Item 5(c) of this Schedule 13D are subject to the Lock-up Agreement.

                  (k) Except for the circumstances discussed or referred to in paragraphs (a) through (j), there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.           Material To Be Filed as Exhibits.

                  Exhibit A - Agreement effective as of October 1, 1998 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                  Exhibit B - Power of Attorney, dated October 1, 1998, appointing Barry Rubenstein, attorney-in-fact for Rebecca Rubenstein.



                                   -28 of 35-

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date:    October 15, 1998          WOODLAND PARTNERS

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, a General Partner

                                   SENECA VENTURES

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, a General Partner


                                   WOODLAND VENTURE FUND

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, a General Partner

                                   WOODLAND SERVICES CORP.

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, President

                                   THE RUBENSTEIN FAMILY
                                   LIMITED PARTNERSHIP

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, a General Partner

                                   THE MARILYN AND BARRY RUBENSTEIN
                                   FAMILY FOUNDATION

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, a Trustee

                                   WHEATLEY PARTNERS, L.P.
                                   By: Wheatley Partners LLC, General Partner

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer


                                   -29 of 35-

                                   WHEATLEY FOREIGN PARTNERS, L.P.
                                   By: Wheatley Partners LLC, General Partner

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                   WHEATLEY PARTNERS LLC

                                   By: Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                   WHEATLEY MANAGEMENT LTD.

                                   By: Irwin Lieber, President
                                       -----------------------------------------
                                       Irwin Lieber, President

                                   Barry Rubenstein
                                   ---------------------------------------------
                                   Barry Rubenstein

                                   Marilyn Rubenstein
                                   ---------------------------------------------
                                   Marilyn Rubenstein

                                   Irwin Lieber
                                   ---------------------------------------------
                                   Irwin Lieber

                                   Barry Fingerhut
                                   ---------------------------------------------
                                   Barry Fingerhut

                                   Seth Lieber
                                   ---------------------------------------------
                                   Seth Lieber

                                   Jonathan Lieber
                                   ---------------------------------------------
                                   Jonathan Lieber



                                   -30 of 35-

                                          *
                                   ---------------------------------------------
                                   Brian Rubenstein

                                          *
                                   ---------------------------------------------
                                   Rebecca Rubenstein



* Barry Rubenstein
  -----------------------------------
  Barry Rubenstein, Attorney-in-Fact








ATTENTION:                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
                           1001).


                                   -31 of 35-

                                                                     Exhibit A
                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Global Telecommunications Solutions, Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 1st day of October, 1998.

                                   WOODLAND PARTNERS

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein, a General Partner

                                   SENECA VENTURES

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein, a General Partner

                                   WOODLAND VENTURE FUND

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein, a General Partner

                                   WOODLAND SERVICES CORP.

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein, President

                                   THE RUBENSTEIN FAMILY
                                   LIMITED PARTNERSHIP

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein, a General Partner

                                   THE MARILYN AND BARRY
                                   RUBENSTEIN FAMILY FOUNDATION

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                   Barry Rubenstein, a Trustee



                                   -32 of 35-

                                   WHEATLEY PARTNERS, L.P
                                   By: Wheatley Partners LLC, General Partner

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein
                                       Chief Executive Officer

                                   WHEATLEY FOREIGN PARTNERS, L.P.
                                   By: Wheatley Partners LLC, General Partner

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein
                                       Chief Executive Officer

                                   WHEATLEY PARTNERS LLC

                                   By: Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein
                                       Chief Executive Officer

                                   WHEATLEY MANAGEMENT LTD.

                                   By: Irwin Lieber
                                   ---------------------------------------------
                                       Irwin Lieber, President

                                   Barry Rubenstein
                                   ---------------------------------------------
                                       Barry Rubenstein

                                   Marilyn Rubenstein
                                   ---------------------------------------------
                                       Marilyn Rubenstein

                                   Irwin Lieber
                                   ---------------------------------------------
                                       Irwin Lieber

                                   Barry Fingerhut
                                   ---------------------------------------------
                                       Barry Fingerhut

                                   Seth Lieber
                                   ---------------------------------------------
                                       Seth Lieber

                                   Jonathan Lieber
                                   ---------------------------------------------
                                       Jonathan Lieber


                                   -33 of 35-

                                              *
                                   ---------------------------------------------
                                       Brian Rubenstein

                                              *
                                   ---------------------------------------------
                                       Rebecca Rubenstein


* Barry Rubenstein
---------------------------------------
   Barry Rubenstein, Attorney-in-Fact




ATTENTION:          INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                    FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                   -34 of 35-

                                                                     Exhibit B

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

           IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of October, 1998.







                                   Rebecca Rubenstein
                                   ---------------------------------------------
                                   Rebecca Rubenstein


                                   -35 of 35-